UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

IGT Chief Accounting Officer Tim Rishton to Retire

On December 14, 2023, International Game Technology PLC (NYSE:IGT) ("IGT") announced that Tim Rishton, IGT Senior Vice President and Chief Accounting Officer, will retire at the end of 2024. Effective on January 1, 2024, David Morgan will assume the role of IGT Senior Vice President and Chief Accounting Officer.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release - IGT Chief Accounting Officer Tim Rishton to Retire

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release - IGT Chief Accounting Officer Tim Rishton to Retire

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2023	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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